

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Brian Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

**Re: Callaway Golf Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 2, 2020
Form 10-Q for the Fiscal Quarter Ended September 30, 2020
Filed November 9, 2020
File No. 001-10962**

Dear Mr. Lynch:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing